SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2005
DIVISION OF MARKET REGULATION

UN[redacted]
SECURITIES AND
Washi

05037113

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHLITT INVESTOR SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 INDIAN RIVER BLVD. 300
(No. and Street)

VERO BEACH, FL 32960
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT W. SCHLITT, JR. 772-567-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEAN & BRACKETT, P.A.
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

2066 14th AVENUE, SUITE 101, VERO BEACH, FL 32960
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT W. SCHLITT, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHLITT INVESTOR SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LOIS A. ROBERTSON
NOTARY PUBLIC, STATE OF FLORIDA
My Comm. Expires October 31, 2007
Comm. No. DD257674

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHLITT INVESTOR SERVICES, INC.

Financial Statements and Supplementary Information
with Independent Auditor's Report

December 31, 2004 and 2003

TABLE OF CONTENTS

Dean & Brackett, P.A.
Certified Public Accountants
2066 14th Avenue, Suite 101
Vero Beach, FL 32960

Phone (772) 770-3760
Fax (772) 978-4296

Independent Auditor's Report

To the Stockholders
Schlitt Investor Services, Inc.

We have audited the accompanying statement of financial condition of Schlitt Investor Services, Inc. as of December 31, 2004, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Schlitt Investor Services, Inc. as of December 31, 2003, were audited by other auditors whose report dated February 20, 2004 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dean & Brackett, P.A.

Dean & Brackett, PA
Vero Beach, Florida
January 25, 2004

SCHLITT INVESTOR SERVICES, INC.
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Current Assets:		
Cash	$ 34,431	$ 26,440
Receivable from brokers, dealers and clearing organizations	11,198	-
Loans receivable - affiliates	11,400	11,400
Other accounts receivable	-	130
Total Current Assets	57,029	37,970
Other Assets:		
Deposits (Note 3)	7,388	7,500
Total Other Assets	7,388	7,500
Total Assets	$ 64,417	$ 45,470
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 24,226	$ -
Total Current Liabilities	24,226	-
Stockholders' Equity:		
Common stock, $1 par value; 10,000 shares authorized; 200 shares issued and outstanding	200	200
Additional paid-in capital	22,143	22,143
Retained earings	17,848	23,127
Total Stockholders' Equity	40,191	45,470
Total Liabilities and Stockholders' equity	$ 64,417	$ 45,470

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statements of Income
Years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions earned	$ 241,411	$ 242,308
Miscellaneous revenue	1,418	472
Total revenues	242,829	242,780
Expenses:		
Commissions expense	99,141	100,409
Management fees	120,827	123,637
Trading fees and expenses	14,034	10,134
Dues and fees	638	3,076
Licenses and taxes	1,816	355
Advertising	1,255	125
Professional fees	2,800	3,100
Other	1,097	983
Total expenses	241,608	241,819
Net income	$ 1,221	$ 961

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$ 200	22,143	27,366	49,709
Shareholder distributions	-	-	(5,200)	(5,200)
Net Income	-	-	961	961
Balance, December 31, 2003	200	22,143	23,127	45,470
Shareholder distributions	-	-	(6,500)	(6,500)
Net Income	-	-	1,221	1,221
Balance, December 31, 2004	$ 200	22,143	17,848	40,191

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 1,221	$ 961
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad Debt Expense	130	-
(Increase) decrease in operating assets:		
Receivables from brokers and clearing organizations	(11,198)	2,006
Increase (decrease) in operating liabilities:		
Accounts payable and other liabilities	24,226	(802)
Net cash provided by operations	14,379	2,165
Cash flows from investing activities:		
Proceeds from other assets	112	3,269
Net cash provided by investing activities	112	3,269
Cash flows from financing activities:		
Shareholder distributions	(6,500)	(5,200)
Net cash (used) by financing activities	(6,500)	(5,200)
Net Increase in cash	7,991	234
Cash, beginning of year	26,440	26,206
Cash, end of year	$ 34,431	$ 26,440

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Notes to the Financial Statements
December 31, 2004 and 2003

Note 1 – Organization and Summary of Significant Accounting Policies

(a) Organization

Schlitt Investor Services, Inc. (the Company) was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a broker/dealer registered under the provision of the National Association of Securities Dealers, Inc. (NASD) and operates under a restrictive agreement with NASD. The Company operated within the exemptive provision of SEC rule 15c3-3(k)(2)(b) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The company is owned and operated by Robert W. Schlitt, Jr. and Jeffrey Schlitt.

(b) Cash Equivalents

For the purposes of Statement of Cash Flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(b) Taxes on Income

The Company has elected under Subchapter S of the Internal Revenue Code to have its income taxed directly to the stockholders. Accordingly, no income tax provision is reflected in the accompanying financial statements.

Note 2 - Reporting Comprehensive Income

SFAS No. 130 *Reporting Comprehensive Income* requires the reporting and display of comprehensive income and its components. The effective date for implication is for fiscal years beginning after December 15, 1997. There were no items reportable as comprehensive income in 2004 or 2003.

SCHLITT INVESTOR SERVICES, INC.
Notes to the Financial Statements
December 31, 2004 and 2003

Note 3 - Deposit

The Company maintains a deposit balance with its clearing broker/dealer, RBC Dain Rauscher, Inc. At December 31, 2004, the balance consisted of cash of $354 and a long term certificate of deposit valued at $7,033.

Note 4 - Commitments

The National Association of Securities Dealers, Inc. requires the Company to maintain minimum net capital, as defined by regulation, of $5,000.

Note 5 - Related Party Transactions

Robert W. Schlitt, Jr., a stockholder, is also the president and treasurer of the Company. The stockholders of the Company also own Schlitt Insurance Services, Inc. The following transactions have occurred:

All of the agents registered with the NASD through Schlitt Investor Services, Inc. are employees of Schlitt Insurance. Schlitt Insurance receives commissions from the Company on behalf of the agents and then remits the commissions to the agents. Schlitt Insurance pays draws against commissions to the producers.

Schlitt Insurance Services, Inc. provides offices and management and pays overhead expenses including utility and telephone costs in exchange for a management fee. The fee is based on a percentage of monthly net income. Such fees amounted to $116,019 and $123,637 in 2004 and 2003, respectively. At December 31, 2004, the Company owed Schlitt Insurance Services $17,877 for commissions and management fees.

The existence of such common control could result in operating results of the financial operations of the Company significantly different from those that would have been obtained if the enterprises were autonomous.

SCHLITT INVESTOR SERVICES, INC.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commissions

December 31, 2004

Net Capital:		
Total stockholders' equity	$	40,191
Less non - allowable assets:		
Receivables from non-customers		(25,665)
Net Capital	$	14,526
Reconciliation with Company's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2004):		
Net capital, as reported in the Company's Part IIA Unaudited Focus Report	$	24,311
Net audit adjustments		(9,785)
Net Capital, per above	$	14,526

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange

Act of 1934

December 31, 2004

Dean & Brackett, P.A.
Certified Public Accountants
2066 14th Avenue, Suite 101
Vero Beach, FL 32960

Phone (772) 770-3760
Fax (772) 978-4296

Independent Auditor's Report on Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders
Schlitt Investor Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Schlitt Investor Services, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dean & Brackett, P.A.

Dean & Brackett, P.A.
Vero Beach, Florida
January 25, 2005